

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

Shinji Nitanda
Director
Shin Nippon Biomedical Laboratories, Ltd.
2438 Miyanoura-cho, Kagoshima-shi
Kagoshima 891-1394, Japan

> Re: **Satsuma Pharmaceuticals, Inc.**
> **Schedule TO/13E-3 filed by SNBL23 Merger Sub, Inc. and Shin Nippon**
> **Biomedical Laboratories, Ltd.**
> **Filed May 5, 2023**
> **File No. 005-91126**

Dear Shinji Nitanda:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO/13E-3 filed May 5, 2023

Position of Parent and Purchaser Regarding Fairness, page 62

1. Disclosure in this section indicates that the "Purchaser Parties reasonably believe that the Offer Price and the Merger Consideration to be received by the Unaffiliated Stockholders are fair to such Unaffiliated Stockholders." The defined term "Unaffiliated Stockholders" does not appear to exclude all directors or officers of the Company who may be stockholders of the Company. Please note that the staff considers directors and officers of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy the obligations of filing persons to provide the disclosure described in Item 1014(a). Please refer to the definitions of "affiliate" and "unaffiliated security holder" in Exchange Act Rule 13e-3(a)(1) and (a)(4), respectively. To the extent the term "Unaffiliated Stockholders" applies to any other directors or officers of the Company or its affiliates, disclosure regarding the fairness determination of the Purchaser

Parties with respect to the phrase "Unaffiliated Stockholders" may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) and (c) of Regulation M-A and revise the disclosure accordingly.

2.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section of the Offer to Purchase to address the factors described in clauses (ii), (iii) and (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Purchaser Parties' fairness determination. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the filing persons believe that the Rule 13e-3 transaction is fair in the absence of such safeguards. We note disclosure that the Purchaser Parties reasonably believe that the Offer is *procedurally* fair to the Unaffiliated Stockholders based on the factors considered by, and the findings of, the Satsuma Board. If the Purchaser Parties are attempting to rely on the Board's analysis, they must expressly adopt the Board's analysis.

3.   Disclosure in the sixth bullet point on page 63 states that the Satsuma Board "determined that the Merger Agreement… the Offer and the Merger, are fair to, and in the best interest of, Satsuma and its *Unaffiliated* Stockholders." In contrast, disclosure in the Schedule 14D-9 indicates that the Board determined that the Merger Agreement, the Offer and the Merger were "fair to…the Company and the Company's *stockholders*." Please advise.

General

4.   Please revise the Offer to Purchase to provide the disclosure required by Item 13 of Schedule 13E-3.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Robert T. Ishii